

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-26-07



07050090

March 28, 2007

Act: 1934
Section: 14
Rule: 14a-8
Public
Availability: 3/28/07

Edward J. Samorajczyk, Jr.
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597

Re: EDAC Technologies Corporation
Incoming letter dated January 26, 2007

Dear Mr. Samorajczyk:

This is in response to your letter dated January 26, 2007 concerning the shareholder proposal submitted to EDAC by Gregory N. Wynn. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Richard D. Carter
Carter & Lay, PLLC
803 Prince Street
Alexandria, VA 22314

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

March 28, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EDAC Technologies Corporation
Incoming letter dated January 26, 2007

The proposal relates to stock options.

There appears to be some basis for your view that EDAC may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of EDAC's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if EDAC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which EDAC relies.

Sincerely,



Derek B. Swanson
Attorney-Adviser

ROBINSON & COLE LLP

EDWARD J. SAMORAJCZYK, JR.

280 Trumbull Street
Hartford, CT 06103-3597
Main (860) 275-8200
Fax (860) 275-8299
esamorajczyk@rc.com
Direct (860) 275-8207

Via Federal Express

January 26, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EDAC Technologies Corporation – Notice of Intent to Omit from Proxy Materials Shareholder Proposal of Gregory N. Wynn

Ladies and Gentlemen:

This letter is submitted on behalf of EDAC Technologies Corporation, a Wisconsin corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), in order to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the Company's proxy materials for the Company's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposal was submitted by Gregory N. Wynn (the "Proponent") through his attorney, Richard D. Carter, of Carter & Lay, PLLC.

Specifically, we respectfully request, on behalf of the Company, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its 2007 Proxy Materials for the reasons set forth below. A copy of the Proposal and correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) of the Act, six copies of this letter and its attachments are enclosed. The Company is simultaneously providing the Proponent with a copy of this submission.



Law Offices
BOSTON
HARTFORD
NEW LONDON
STAMFORD
WHITE PLAINS
NEW YORK CITY
SARASOTA
www.rc.com

I. The Proposal:

A copy of the Proposal is attached to this letter, but for ease of reference, the text of the resolution and supporting statement contained in the Proposal is set forth below:

"RESOLVED, that whenever Executives or other employees are granted stock options in the sum of twenty thousand (20,000) or more shares the specific grant must be approved by the shareholders of EDAC Technologies Corporation at the Annual Meeting:

There has been much publicity about the use and misuse of Stock Option Grants. Improper use of Stock Option grants can subject the corporation to investigation and prosecution by the Internal Revenue Service as well as the Securities and Exchange Commission. By adding this level of transparency we will be able to counter any allegation of an improper grant or its characterization. In the new era of Corporate Governance and liability under the Sarbanes Oxley Act it makes good corporate and economic sense to protect the company while ensuring that the company executives are free to benefit from the legitimate grant of shares."

II. The Proposal is Procedurally Deficient and Excludable Pursuant to Rule 14a-8(f)(1):

The Company intends to omit the Proposal from its 2007 Proxy Material pursuant to Rule 14a-8(f)(1) of the Act because the Proponent has not provided documentation that sufficiently proves that he is eligible to submit a proposal to the Company. Specifically, Rule 14a-8(f)(1) of the Act states that a company may exclude a shareholder proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b) of the Act; provided, however, that the company notified the proponent of the deficiency within 14 calendar days of the company's receipt of the proposal and the proponent failed to correct such deficiency within 14 calendar days after receiving the company's notice of deficiency. Rule 14a-8(b)(1) of the Act indicates that in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submitted the proposal.

A search of the Company's records indicates that the Proponent is not a registered shareholder for purposes of Rule 14a-8 of the Act because his name does not appear in the Company's records as a shareholder. Thus, the Proponent is required to prove his eligibility to submit a proposal by complying with the ownership requirements set forth in Rule 14a-8(b)(2) of the Act. The cover letter accompanying the Proposal indicates that the Proponent has enclosed a verification of ownership in the form of an affidavit of ownership of shares. However, the documentation that the Proponent enclosed with the Proposal appears to be merely a monthly statement from his retirement account with Raymond James Financial Services, Inc. ("Raymond James").



In Staff Legal Bulletin No. 14, published on July 13, 2001 ("SLB 14"), the Staff clearly indicates in Section (C)(1)(c)(2) that a shareholder's monthly, quarterly or other periodic investment statements do not sufficiently demonstrate continuous ownership of securities and that a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal. Furthermore, the Staff has consistently indicated in no-action letters that retirement account statements and brokerage account statements are not acceptable documentary evidence for purposes of the minimum ownership requirements for a one-year period prior to the date of a proposal as required by Rule 14a-8(b). *See* General Motors Corporation, SEC No-Action Letter (March 6, 2005) (proposal excludable under Rule 14a-8(f) because the account statement submitted by the proponent did not satisfy the ownership requirements of Rule 14a-8(b)); Sky Financial Group, SEC No-Action Letter (January 13, 2005 and December 20, 2004) (brokerage account statement did not satisfy the ownership requirements of Rule 14a-8(b)); International Business Machines Company, SEC No-Action Letter (January 11, 2005) (account statement from proponent's 401(k) plan did not satisfy the ownership requirements of Rule 14a-8(b)).

Accordingly, in a letter dated December 27, 2006, the Company informed the Proponent and his attorney that the Proponent did not satisfy the eligibility requirements because proper documentation was not provided to the Company evidencing that the Proponent has continuously held shares of the Company for at least one year prior to the date of the Proposal pursuant to Rule 14a-8(b). *See* Exhibit B. As urged by Section (C) of Staff Legal Bulletin 14B, published on September 15, 2004 ("SLB 14B"), the Company's letter to the Proponent dated December 27, 2006, specifically (i) notified the Proponent and his attorney that the Proponent did not provide evidence that he continuously held shares of the Company for at least one year prior to the date of the Proposal as required by Rule 14a-8(b) of the Act; (ii) included a copy of the text of Rule 14a-8(b); (iii) advised the Proponent that he had 14 days from his receipt of the notice to respond to the Company and (iv) was delivered via Federal Express with a tracking number to confirm delivery to the Proponent and his attorney.

The Proponent responded to the Company's deficiency notice by letter dated January 9, 2007, through his attorney, which included an affidavit dated January 8, 2007 from the Proponent indicating that (i) the Proponent is the direct and indirect owner of 150,000 shares of the Company, (ii) the Proponent has continuously held the shares since February 11, 2002, and (iii) such shares have a market value worth



more than $2,000. *See* Exhibit C. The letter also references an enclosed affidavit from Raymond James intended to verify the Proponent's ownership of shares.

The January 9, 2007 correspondence from the Proponent fails to correct the deficiency noted in the Company's December 27, 2006 letter to him. As noted above, the Proponent is not a record holder of the Company's securities. Consequently, his personal affidavit dated January 8, 2007 is not a valid method for satisfying the ownership eligibility requirements of Rule 14a-8(b) of the Act. Furthermore, the purported "affidavit" from Raymond James enclosed with the Proponent's January 9, 2007 letter is merely a copy of the retirement account statement that the Proponent previously provided with his initial submission of the Proposal. As noted above, SLB 14 clearly indicates that the retirement account statement submitted by the Proponent is not sufficient documentation to verify his ownership of shares of the Company. Furthermore, the retirement account statement does not contain any affirmative written statement from Raymond James that specifically verifies that the Proponent owned the shares continuously for a period of one year as of the date of the Proposal.

Based on the foregoing reasons, the Company believes it can properly exclude the Proposal from the Company's 2007 Proxy Materials pursuant Rule 14a-8(f)(1) because the Proponent's retirement account statement and personal affidavit do not satisfy the ownership requirements of Rule 14a-8(b).

III. <u>Substantive Grounds for Exclusion</u>:

Even if the Staff determines that the Proponent has satisfied the procedural requirements of Rule 14a-8 of the Act, the Company believes that the Proposal may be excluded from the Company's 2007 Proxy Materials pursuant to the substantive grounds for exclusion set forth in Rule 14a-8(i)(7), Rule 14a-8(i)(2), and Rule 14a-8(i)(3).

A. <u>The Proposal is Excludable Pursuant to Rule 14a-8(i)(7)</u>:

The Company believes that the Proposal is excludable from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Act because the Proposal requires shareholder approval of stock option grants to all executives and employees of the Company. Specifically, Rule 14a-8(i)(7) of the Act permits the exclusion of a shareholder proposal if the proposal deals with a matter relating to the company's ordinary business operations. The SEC has stated that one of the principles underlying this exclusion is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No.



40018 (May 21, 1998). The Staff has clarified its application of Rule 14a-8(i)(7) in Staff Legal Bulletin No. 14A, published on July 12, 2002 ("SLB 14A"), which draws a distinction between proposals that focus on equity compensation plans for senior executive officers and directors and those that focus on equity compensation plans for all employees including senior executive officers and directors. Proposals that seek to obtain shareholder approval for equity compensation plans to compensate the general workforce in addition to senior executive officers and directors are considered general employee compensation matters and may be excluded. *See* Peoples Ohio Financial Corporation, SEC No-Action Letter (July 20, 2005) (allowing the omission of a proposal regarding the cancellation of stock options of all officers and directors); AT&T Corp, SEC No-Action Letter (Feb. 28, 2000) (allowing omission of a proposal seeking to modify a stock-based incentive plan that made stock option grants to all employees). The Staff has also taken the position that shareholder proposals that are not clearly directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). *See* Reliant Resources, Inc., SEC No-Action Letter (March 18, 2004) (allowing the omission of a proposal requesting the adoption of an executive compensation policy which limits option grants per individual officer or employee).

The Proposal submitted by the Proponent relates to stock options granted to both executives and other employees, and is not limited to only senior executives. The term "Executives" clearly includes more than just the Company's senior executives. Moreover, the term "other employees" clearly indicates that this Proposal is intended to apply to the general workforce of the Company, and not just senior management. The Proponent makes no claim that his proposal is meant to address any potential material dilution to existing shareholders. Thus, the Company can exclude the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Act because the Proposal relates to general employee compensation matters regarding the Company's ordinary business operations.

B. <u>The Proposal is Excludable Pursuant to Rule 14a-8(i)(2)</u>:

The Company seeks to omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(2) of the Act because the Proposal would cause the Company to violate applicable law if the Proposal was implemented.

Rule 14a-8(i)(2) of the Act permits a company to exclude a proposal that would, if implemented, cause the company to violate any state, federal, or foreign law to which a company is subject. The Proposal submitted by the Proponent states that stock option grants of 20,000 or more "must be approved by the *shareholders* of EDAC Technologies Corporation at the Annual Meeting". [emphasis added]



However, Wisconsin corporate law states that unless the corporation's articles of incorporation provide otherwise, each outstanding share is entitled to one vote on each matter voted on at a shareholders' meeting. Wisconsin Business Corporation Law § 180.0721. The language of the Proposal makes a general reference to approval by the "shareholders" (i.e. the individuals or entities who own the shares), without recognizing the fact that Wisconsin law and the Company's governing instruments mandate the concept of "one share, one vote." The voting standard set forth in the Proponent's Proposal would require per capita voting, which is not authorized by either the Company's articles of incorporation or bylaws. Pursuant to Rule 14a-8(i)(2) of the Act, the SEC has permitted the exclusion of a shareholder proposal that requires a voting standard that is contrary to state law and a company's governing instruments. *See* Exxon Mobil Corporation, SEC No-Action Letter (January 20, 2005) (a proposal requiring approval of certain compensation by a vote of the "majority of the stockholders" was properly excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); *See also* Hewlett-Packard Company, SEC No-Action Letter (January 6, 2005).

Accordingly, the Company believes it can properly exclude the Proposal pursuant to Rule 14a-8(i)(2) because if the Proposal was adopted, the voting standard required by the Proposal would violate Wisconsin law and the Company's governing instruments.

C. <u>The Proposal is Excludable Pursuant to Rule 14a-8(i)(3)</u>:

The Company also believes that the Proposal may be excluded from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) of the Act. Rule 14a-8(i)(3) of the Act permits exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the SEC's proxy rules, including Rule 14a-9 of the Act, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 of the Act provides, in part, that a proxy statement may not contain a statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. The SEC has clarified its application of Rule 14a-8(i)(3) in SLB 14B, which states that a company can appropriately exclude a proposal in reliance on Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires…". *See* Section (B)(4) of SLB 14B.



The Company believes that the general reference to "approval by the shareholders" in the Proponent's Proposal is so inherently vague or indefinite that it may be excluded pursuant to Rule 14a-8(i)(3). Specifically, the Proposal is vague because it does not indicate what percentage of vote is required for the Company's shareholders to approve a stock grant. One of several voting standards that could apply to the Proposal, include, but are not limited to, majority, two-thirds, one-third, or even a unanimous vote by the shareholders. Even if one assumes the Proponent intended a majority voting standard, a general reference to "approval by the *majority* of shareholders" of the Company could be open to several interpretations including, but not limited to, (i) the stock grants must be approved by a majority of the persons holding shares of the Company, without regard to the number of shares owned by each person, (ii) approval by a majority of the Company's shares outstanding at the time of the vote, or (iii) approval by holders of a majority of the Company's shares present at the meeting of the shareholders at which the vote is taken. The first interpretation noted would be a per capita standard of voting because it is based on the number of shareholders voting, rather than the number of shares held by those voting; the second interpretation would require the affirmative vote of holders of a majority of shares outstanding, instead of a majority of votes cast at a meeting; and the third interpretation would require that "yes" votes represent a majority of the shares present or represented at the meeting instead of requiring more "yes" votes than "no" votes.

Considering the voting standard in the Proposal is so inherently vague and open to multiple interpretations as noted above, neither the Company nor its shareholders would be able to determine with any reasonable certainty what particular actions would need to be taken to properly approve stock option grants as contemplated by the Proposal. Thus, based on Rule 14a-8(i)(3) and the Staff's guidance in SLB 14B, the Company believes the Proposal can be properly excluded from the Company's 2007 Proxy Materials.

IV. Conclusion:

The Company intends to exclude the Proposal from the Company's 2007 Proxy Materials on procedural grounds pursuant to Rule 14a-8(f)(1) of the Act because of the ownership verification deficiencies noted above. In the event that the Staff does not agree with the Company's reasoning for excluding the Proposal based on procedural grounds, the Company believes that the Proposal may be excluded from the Company's 2007 Proxy Materials on substantive grounds pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(2), and Rule 14a-8(i)(3) of the Act. We respectfully request a response from the Staff that it will not recommend any enforcement action



against the Company if the Company omits the Proposal from its 2007 Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Company's 2007 Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

* * *

Please acknowledge receipt of this letter and the materials enclosed herewith by file-stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed envelope.

Very truly yours,



Edward J. Samorajczyk Jr.

Copy to: Mr. Gregory N. Wynn – via Federal Express
Richard D. Carter, Esq. – via Federal Express
Mr. Daniel C. Tracy, Chairman, EDAC Technologies Corporation – via Email (pdf)



Exhibit A

Proposal and Correspondence



803 PRINCE STREET
ALEXANDRIA, VA 22314
703-549-0076 VOICE
703-549-0016 FAX
WWW.CARTERLAY.COM

CARTER & LAY, PLLC
ATTORNEYS AND COUNSELORS AT LAW

December 19, 2006

Glenn L. Purple
Corporate Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

Gregory N. Wynn is the direct owner of 150,000 shares of stock. I enclose verification of ownership in the form of an affidavit of ownership of shares.

Mr. Wynn is filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I would appreciate your indicating in the proxy statement that Mr. Wynn is the sponsor of this resolution. He will attend the stockholders meeting to move the resolution as required by the SEC rules. He will continue to hold shares in the company through the stockholders meeting.

Please feel free to call me if you have any questions about this resolution.

Sincerely,



Richard D. Carter

Encl. Shareholder Resolution
Affidavit of Ownership

cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
Washington, D.C. 20549

SHAREHOLDER PROPOSAL: Notice of Stock Options

Gregory N. Wynn of 126 Sawtooth Lane, Ormond Beach, FL 32174, who owns 150,000 shares of EDAC stock, has given the Company notice that he intends to present the following proposal at the annual meeting.

RESOLVED, that whenever Executives or other employees are granted stock options in the sum of twenty thousand (20,000) or more shares the specific grant must be approved by the shareholders of EDAC Technologies Corporation at the Annual Meeting:

There has been much publicity about the use and misuse of Stock Option Grants. Improper use of Stock Option grants can subject the corporation to investigation and prosecution by the Internal Revenue Service as well as the Securities and Exchange Commission. By adding this level of transparency we will be able to counter any allegation of an improper grant or its characterization. In the new era of Corporate Governance and liability under the Sarbanes Oxley Act it makes good corporate and economic sense to protect the company while ensuring that the company executives are free to benefit from the legitimate granting of shares.

RAYMOND JAMES FINANCIAL SERVICES, INC.
Member NASD/SIPC

STATEMENT

Account carried by Raymond James & Associates, Inc., member New York Stock Exchange/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716 • 800-647-7378 • www.raymondjames.com

Retirement Portfolio Report for October 31 to November 30, 2006

Account ID: 74271353

GREGORY N WYNN IRA
RAYMOND JAMES & ASSOC INC CSDN
1450 N US HIGHWAY 1 STE 600
ORMOND BEACH FL 32174-6823601



Investment Profile
PRIMARY OBJECTIVE - Speculation
RISK TOLERANCE - High
TIME HORIZON - > 10 Years
SECONDARY OBJECTIVE - Speculation
RISK TOLERANCE - High
TIME HORIZON - > 10 Years

Account Value

Assets Listed in Your Portfolio:	Asset Allocation %	Current Value
CASH/CASH EQUIVALENTS	[illegible]	[illegible]
MONEY MARKET FUNDS	0.1 %	604.83
EQUITIES/OPTIONS	[illegible]	[illegible]
MUTUAL FUNDS	0.0 %	0.00
CLOSED END FUNDS	[illegible]	[illegible]
FIXED INCOME SECURITIES	0.0 %	0.00
INSURANCE/ANNUITIES	[illegible]	[illegible]
REITs/TANGIBLES	0.0 %	0.00
ALTERNATIVE INVESTMENTS	[illegible]	[illegible]
TOTAL ASSETS	100.0 %	$436,639.66

IRA Contribution and Distribution Summary:

Contributions for 2006		[illegible]
Contributions for 2005		$0.00
Rollover Contributions		[illegible]
Distributions		$0.00
Taxes Withheld State/Federal	[illegible]	[illegible]

PORTFOLIO NET VALUE:	
Current	[illegible]
Prior Statement	$376,665.26
[illegible]	[illegible]

Income & Expense Summary

Income/Receipts:	This Statement	This Year
INTEREST	[illegible]	[illegible]
INTEREST - NON-TAXABLE	0.00	0.00
DIVIDENDS - [illegible]	[illegible]	[illegible]
DIVIDENDS	0.00	0.00
DIVIDENDS - NON-TAXABLE	[illegible]	[illegible]
INCOME - MUTUAL FUNDS	0.00	0.00
RECEIPT OF PRINCIPAL/CAPITAL	[illegible]	[illegible]
OTHER INCOME/RECEIPTS	0.00	0.00
TOTAL INCOME & RECEIPTS	$2.11	$22.74

Expenses:		
Foreign Taxes Withheld	[illegible]	[illegible]
Dividend/Interest charged	0.00	0.00
Total Expense	$0.00	$0.00
Net Income/Receipts and Expenses	$2.11	$22.74


GALIN W. CRIST
Notary Public - State of Florida
My Commission Expires Feb 20, 2007
Commission # DD185974



74271353-002

YOUR PORTFOLIO

Securities in accounts custodied by Raymond James & Associates are protected by the Securities Investor Protection Corporation (SIPC) up to $500,000, including up to $100,000 in cash, in the event of the firm's liquidation. Additional protection (excess SIPC) is provided by Customer Asset Protection Company, making the combined protection equal to the total net equity of cash and securities held in custody for your account. This coverage does not protect against market fluctuations. Raymond James Bank Deposit Program balances are insured by the FDIC (subject to FDIC limitations and guidelines), but are not eligible for SIPC or excess SIPC coverage.

Raymond James & Associates, Inc. and Raymond James Financial Services, Inc. are affiliated with Raymond James Bank, FSB, a federally chartered savings bank, member FDIC. Unless otherwise specified, products purchased from or held at Raymond James & Associates are not insured by the FDIC, are not deposits or other obligations of Raymond James Bank, are not guaranteed by Raymond James Bank and are subject to investment risk, including possible loss of the principal invested.

For information regarding FDIC, SIPC or a specific security, please contact your financial advisor or visit www.fdic.gov or www.sipc.org.

Any free cash or Client Interest Program (CIP) balances represent funds payable upon demand that, although properly accounted for on our books of record, are not immediately segregated and may be used in the operation of this firm's business as permissible under Securities and Exchange Commission regulations until such time as they are segregated.

MONEY MARKET FUNDS

Shares	Description	Symbol	Estimated Price	Estimated Value	Effective Yield	Annual Est Income
[illegible]	[illegible] Heritage Cash Trust	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total value for Money Market Funds				$604.83		$28

EQUITIES/OPTIONS

Stocks

Shares	Description	Date Acquired	Estimated Avg Cost per Share	Estimated Price	Estimated Value	Estimated Gain/(Loss) & Pct	Annual Est Income	Estimat Divide Yie
150,000	EDAC TECHNOLOGIES CORPORATION			[illegible]	[illegible]			
	SYMBOL: EDAC							
[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		
1,000	EDAC	03/04/02	2.254		2,900.00	646.00		
[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		
1,000	EDAC	03/05/02	2.204		2,900.00	696.00		
[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		
1,000	EDAC	03/11/02	1.825		2,900.00	1,075.00		
[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		
1,000	EDAC	03/11/02	1.950		2,900.00	950.00		
[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]		


GALIN W. CRIST
Notary Public - State of Florida
My Commission Expires Feb 20, 2007
Commission # DD185976
Bonded By National Notary Assn.

Exhibit B

Company's Notice of Deficiency to Proponent


R&C

ROBINSON & COLE LLP

EDWARD J. SAMORAJCZYK, JR.

280 Trumbull Street
Hartford, CT 06103-3597
Main (860) 275-8200
Fax (860) 275-8299
esamorajczyk@rc.com
Direct (860) 275-8207

Via Federal Express

December 27, 2006

Carter & Lay PLLC
803 Prince Street
Alexandria, VA 22314
Attn: Richard D. Carter, Esq.

Mr. Gregory N. Wynn
126 Sawtooth Lane
Ormand Beach, FL 32174

Re: **EDAC Technologies Corporation - Shareholder Proposal**

Gentlemen:

Our client, EDAC Technologies Corporation (the "Company"), is in receipt of a letter, dated December 19, 2006 from Attorney Richard D. Carter to Mr. Glenn L. Purple, Secretary of the Company with an attached resolution from Mr. Gregory N. Wynn for action at the Company's next shareholders' meeting.

Please be advised that the Company does not believe the named shareholder has satisfied eligibility requirements in that evidence has not been provided to the Company that the named shareholder has continuously held the referenced securities for at least one year prior to the date the proposal was submitted as required pursuant to SEC Rule 14a-8(b), a copy of which is enclosed with this letter. The Company intends to exclude your proposal on the foregoing basis unless you adequately and timely correct this deficiency. To be timely, any response to this letter must be postmarked, or transmitted electronically, to the Company no later than 14 days from the date you receive this letter.



Law Offices

BOSTON
HARTFORD
NEW LONDON
STAMFORD
WHITE PLAINS
NEW YORK CITY
SARASOTA
www.rc.com

Very truly yours,

Edward J. Samorajczyk, Jr.

kle

Copy to: Daniel C. Tracy, Chairman

HART1-1373760-2

*** THE FEDERAL REGISTER ***

TITLE 17 -- COMMODITY AND SECURITIES EXCHANGES
CHAPTER II -- SECURITIES AND EXCHANGE COMMISSION
PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934
SUBPART A -- RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934
REGULATION 14A: SOLICITATIONS OF PROXIES

17 CFR 240.14a-8

§ 240.14a-8 Shareholder proposals.

. . .

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

. . .

Exhibit C

Proponent's Response to Company's Notice of Deficiency[1]

[1] The attached response letter, submitted by the Proponent through his attorney, includes ownership documentation for an individual named John W. Moses. The documentation for Mr. Moses is unrelated to the Proponent and his Proposal and should be ignored.



☐ 603 Prince Street
Alexandria, VA 22314
703-549-0076 voice
703-549-0016 fax
www.carterlay.com

Carter & Lay, PLLC
Attorneys and Counselors at Law

January 9, 2007

Glenn L. Purple
Corporate Secretary
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

Pursuant to your counsels letter dated December 27, 2006, I enclose verification of ownership in the form of an affidavit of ownership of shares and statements showing that the Shareholders Mr. Moses and Mr. Wynn have held the shares for more than a year, that they are worth more than $2,000.00 and that they intend to hold the shares until after the meeting.

Mr. Moses is also the sole voter for the shares he holds, individually or with his family and he has submitted a sworn affidavit to that effect.

Please feel free to call me if you have any questions about this resolution.

Sincerely,



Richard D. Carter

Encl. Affidavit of Ownership

cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
MS 3-3
450 Fifth St. N.W.
Washington, D.C. 20549

AFFIDAVIT OF JOHN W. MOSES

I, John W. Moses, being first duly sworn do depose and say:

1. I am the direct and indirect owner of over 477,000 shares of EDAC stock. I enclose verification of ownership of 29,700 shares of that stock in the form of an affidavit form Morgan Stanley concerning my JT TEN account which I hold with Linda M. Moses. I have retained sole voting rights continuously for these shares since I purchased them. I have continuously held these since at least May 20, 2002.

2. I have continuously owned shares of EDAC with a market value worth more than $2,000.00 entitled to be voted on the proposal for more than one year before I submitted my proposal and I continue to hold them.

3. I will continue to hold these shares through the date of the Shareholders Meeting.

I affirm under the penalty of perjury this 5 day of January 5, 2007 that the foregoing is accurate and true to the beast of my personal knowledge, information and belief.



John W. Moses



NOTARY

COMMISSION EXPIRES December 2010

COUNTY OF Arlington STATE OF Virginia

David A. Bos
Executive Director
Virginia Complex Manager

8020 Towers Crescent Drive
Suite 300
Vienna, VA 22182
toll free 800 488 4380
tel 703 790 7000
direct 703 790 7024
fax 703 790 7190

Morgan Stanley

December 29, 2006

To Whom It May Concern:

In respect to the JT TEN account with Morgan Stanley of John W. L. Moses & Linda M. Moses, as of today's date, December 29, 2006, one of their positions is 29,700 shares of EDAC Techs Corp (ticker EDAC). The last trading activity in EDAC occurred on May 20, 2002 in this account at Morgan Stanley.

Sincerely,



David A. Bos
Executive Director
VA Complex Manager

AFFIDAVIT OF GREGORY N. WYNN

I, Gregory N. Wynn, being first duly sworn do depose and say:

1. I am the direct and indirect owner of 150,000 shares of EDAC stock. I enclose verification of ownership of that stock in the form of an affidavit form Raymond James & Associates. I have retained sole voting rights continuously for these shares since I purchased them. I have continuously held these since purchasing a block of 100,000 shares on February 11, 2002.

2. I have continuously owned shares of EDAC with a market value worth more than $2,000.00 entitled to be voted on the proposal for more than one year before I submitted my proposal and I continue to hold them.

3. I will continue to hold these shares through the date of the Shareholders Meeting.

I affirm under the penalty of perjury this 8 day of January, 2007 that the foregoing is accurate and true to the best of my personal knowledge, information and belief.

Galin W. Crist
1/8/07


GALIN W. CRIST
Notary Public - State of Florida
My Commission Expires Feb 20, 2007
Commission # DD185976
Bonded By National Notary Assn.

Gregory N. Wynn

RAYMOND JAMES FINANCIAL SERVICES, INC. STATEMENT

Member NASD/SIPC

Account carried by Raymond James & Associates, Inc., member New York Stock Exchange/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716 • 800-647-7378 • www.raymondjames.com

Retirement Portfolio Report for October 31 to November 30, 2006

Account ID: 74271353

GREGORY N WYNN IRA
RAYMOND JAMES & ASSOC INC CSDN
1450 N US HIGHWAY 1 STE 800
ORMOND BEACH FL 32174-6823501



[illegible]

PRIMARY OBJECTIVE -
Speculation
RISK TOLERANCE - High
TIME HORIZON - > 10 Years
SECONDARY OBJECTIVE -
Speculation
RISK TOLERANCE - High
TIME HORIZON - > 10 Years

Account Value

Assets Listed in Your Portfolio:	Asset Allocation %	Current Value
[illegible]	[illegible]	[illegible]
MONEY MARKET FUNDS	0.1 %	604.83
[illegible]	[illegible]	[illegible]
MUTUAL FUNDS	0.0 %	0.00
[illegible]	[illegible]	[illegible]
FIXED INCOME SECURITIES	0.0 %	0.00
[illegible]	[illegible]	[illegible]
REITs/TANGIBLES	0.0 %	0.00
[illegible]	[illegible]	[illegible]
TOTAL ASSETS	100.0 %	$436,639.66

IRA Contribution and Distribution Summary:

[illegible]	[illegible]
Contributions for 2005	$0.00
[illegible]	[illegible]
Distributions	$0.00
[illegible]	[illegible]

PORTFOLIO NET VALUE:	
[illegible]	[illegible]
Prior Statement	$376,665.26
12/31/05	[illegible]

Income & Expense Summary

Income/Receipts:	This Statement	This Year
[illegible]	[illegible]	[illegible]
INTEREST - NON-TAXABLE	0.00	0.00
[illegible]	[illegible]	[illegible]
DIVIDENDS	0.00	0.00
[illegible]	[illegible]	[illegible]
INCOME - MUTUAL FUNDS	0.00	0.00
[illegible]	[illegible]	[illegible]
OTHER INCOME/RECEIPTS	0.00	0:00
TOTAL INCOME & RECEIPTS	$2.11	$22.74

Expenses:	This Statement	This Year
[illegible]	[illegible]	[illegible]
Dividend/Interest charged	0.00	0.00
Total Expense	$0.00	$0.00
Net Income/Receipts and Expenses	$2.11	$22.74



74271353-002

YOUR PORTFOLIO

Securities in accounts custodied by Raymond James & Associates are protected by the Securities Investor Protection Corporation (SIPC) up to $500,000, including up to $100,000 in cash, in the event of the firm's liquidation. Additional protection (excess SIPC) is provided by Customer Asset Protection Company, making the combined protection equal to the total net equity of cash and securities held in custody for your account. This coverage does not protect against market fluctuations. Raymond James Bank Deposit Program balances are insured by the FDIC (subject to FDIC limitations and guidelines), but are not eligible for SIPC or excess SIPC coverage.

Raymond James & Associates, Inc. and Raymond James Financial Services, Inc. are affiliated with Raymond James Bank, FSB, a federally chartered savings bank, member FDIC. Unless otherwise specified, products purchased from or held at Raymond James & Associates are not insured by the FDIC, are not deposits or other obligations of Raymond James Bank, are not guaranteed by Raymond James Bank and are subject to investment risk, including possible loss of the principal invested.

For information regarding FDIC, SIPC or a specific security, please contact your financial advisor or visit www.fdic.gov or www.sipc.org.

Any free cash or Client Interest Program (CIP) balances represent funds payable upon demand that, although properly accounted for on our books of record, are not immediately segregated and may be used in the operation of this firm's business as permissible under Securities and Exchange Commission regulations until such time as they are segregated.

MONEY MARKET FUNDS

Shares	Description	Symbol	Estimated Price	Estimated Value	Effective Yield	Annual Est Income
604.830	Heritage Cash Trust	[illegible]	1.000	604.83	[illegible]	28
Total value for Money Market Funds				$604.83		$28

EQUITIES/OPTIONS

Stocks

Shares	Description		Date Acquired	Estimated Avg Cost per Share	Estimated Price	Estimated Value	Estimated Gain/(Loss) & Pct	Annual Est Income	Estimated Dividend Yield
150,000	EDAC TECHNOLOGIES CORPORATION SYMBOL: EDAC				2.900	435,000.00	[illegible]		
	100,000	EDAC	02/[illegible]/02	[illegible]		290,000.00	[illegible]		
	1,000	EDAC	03/04/02	2.254		2,900.00	646.00		
	1,000	EDAC	03/05/02	2.225		2,900.00	675.00		
	1,000	EDAC	03/05/02	2.204		2,900.00	696.00		
	2,000	EDAC	03/[illegible]/02	2.042		5,800.00	1,716.00		
	1,000	EDAC	03/11/02	1.825		2,900.00	1,075.00		
	1,000	EDAC	03/[illegible]/02	2.084		2,900.00	[illegible]		
	1,000	EDAC	03/11/02	1.950		2,900.00	950.00		
	1,000	EDAC	03/[illegible]/02	1.900		2,900.00	1,000.00		

RAYMOND JAMES
FINANCIAL SERVICES, INC.
Member NASD/SIPC

STATEMENT

Account carried by Raymond James & Associates, Inc., member New York Stock Exchange/SIPC
880 Carillon Parkway • St. Petersburg, FL 33716 • 800-647-7378 • www.raymondjames.com

YOUR PORTFOLIO

GREGORY N WYNN IRA ACCOUNT ID: 74271353 11/30/06

Stocks

Shares	Description	Date Acquired	Estimated Avg Cost per Share	Estimated Price	Estimated Value	Estimated Gain/(Loss) & Pct	Annual Est Income	Estimated Dividend Yield
1,000	EDAC	[illegible]	1.754		2,900.00	[illegible]		
1,000	EDAC	04/02/02	1.804		2,900.00	1,096.00		
1,000	EDAC	[illegible]	[illegible]		2,900.00	[illegible]		
1,000	EDAC	04/08/02	1.804		2,900.00	1,096.00		
1,000	EDAC	04/15/02?	[illegible]		[illegible]	[illegible]		
1,000	EDAC	04/19/02	1.754		2,900.00	1,146.00		
1,000	EDAC	[illegible]	1.754		2,900.00	[illegible]		
1,000	EDAC	04/24/02	1.700		2,900.00	1,200.00		
[illegible]	EDAC	[illegible]	1.550?		2,900.00	[illegible]		
1,000	EDAC	05/13/02	1.604		2,900.00	1,296.00		
1,000	EDAC	[illegible]	[illegible]		2,900.00	[illegible]		
1,000	EDAC	07/15/03	0.834		2,900.00	2,066.00		
[illegible]	EDAC	[illegible]	0.840?		2,900.00	[illegible]		
2,500	EDAC	07/18/03	0.852		7,250.00	5,120.00		
[illegible]	EDAC	07/22/03?	0.870?		[illegible]	[illegible]		
900	EDAC	08/14/03	0.854		2,610.00	1,841.40		
[illegible]	EDAC	[illegible]	0.852?		[illegible]	[illegible]		
2,000	EDAC	[illegible]	0.850		5,800.00	4,100.00		
[illegible]	EDAC	[illegible]	[illegible]		[illegible]	[illegible]		
2,500	EDAC	09/15/03	0.990		7,250.00	4,775.00		
2,500?	EDAC	10/10/03?	[illegible]		[illegible]	[illegible]		
Total value for priced Stocks					$435,000.00		$0	
Total value for priced Equities/Options					$435,000.00		$0	

74271353-003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.